August 21, 2008

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street

Washington, D.C.  20549-0405

Re:          Response of Schweitzer-Mauduit International, Inc.

to Comment Letter from the Securities and Exchange

Commission dated July 1, 2008

Commenting on Form 10-K for the year ended December 31, 2007 filed March 7, 2008

File No. 001-13948

Definitive Proxy Statement on Schedule 14A

Filed March 7, 2008

File No. 001-13948

Dear Mr. Reynolds:

Attached is the response of Schweitzer-Mauduit International, Inc. (the “Company” or “registrant” or “SWM”) to the Securities and Exchange Commission’s (the “Commission” or “Staff”) comments on the above identified disclosure documents filed by the Company. We have attempted to fully respond and to provide information that would assist in more fully understanding our disclosures.

The Company’s responses to the Commission’s comments follow in the same order set forth in your July 1, 2008 letter.

Due to the confidential and sensitive nature of information included in response to Comment 7 in your letter, we are providing the supplemental analysis in support of our response to that comment by separate supplemental letter.  Therefore, please anticipate receipt of such supplemental letter and consider it together with this letter as you evaluate our responses to your comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 24

Property, Plant and Equipment Valuation, page 31

1.                                     We note on page 26 that you plan to transfer production from the Lee Mills to other facilities and discontinue the sale of the majority of commercial and industrial papers currently produced at the Lee Mills. Please tell us the net book value of the Lee Mills property, plant and equipment (“PP&E”) as of December 31, 2007, and explain to us how you determined that the net book value is recoverable in light of your current restructuring activities and, as you disclose in your Form 8-K filed on October 1, 2007, the fact that Philip Morris will cease operation of one of its two remaining U.S. facilities for manufacturing cigarettes and transfer significant production volume off-shore. In your response, describe how you intend to use or dispose of your Lee Mills plant once you cease operations at the plant. Also, tell us how you have applied SFAS 143 in determining whether you have an asset retirement obligation with regards to the closure of the Lee Mills.

Response:  A decision was made in the third quarter of 2007 to commit to a plan to shut down the Lee Mills during 2008.  In conjunction with that decision, plans for future expected use and disposition of the Lee Mills assets were evaluated and a decision was made to sell the assets.  Analysis was performed regarding the recoverability of the net book value of the assets.

Independent appraisals were obtained and used as a basis to determine estimates of fair value for the most material components of the land and buildings, and estimates were made of smaller components in relation to the appraised properties.  Certain machinery and equipment components were deemed to include proprietary knowledge of our papermaking techniques and processes, which we would not want to fall into the hands of competitors, thus a decision was made that the equipment would not be sold intact.  Also, due to the age and nature of the equipment and cost of removal and transportation, it was determined that substantially all of the equipment would be sold for scrap metal.  Based on these considerations, for the machinery and equipment an estimate was made of the value that could be recovered from a scrap dealer.  In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144 (“SFAS No. 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets,” asset impairment charges were recorded in 2007.  As of December 31, 2007, the adjusted carrying values of the Lee Mills PP&E totaled $7.0 million, approximately $6.4 million of which is for land and buildings and approximately $0.6 million of which is for machinery and equipment.  Of the total $7.0 million carrying value, $5.6 million (or 80%) was supported by independent appraisals, with the remainder based upon internally developed estimates.  To date in 2008, management continues to believe these fair value estimates are appropriate and, therefore, we have made no adjustment to these estimates through the first two quarters of 2008.

With respect to SFAS No. 143, “Accounting for Asset Retirement Obligations,” the only relevant obligation is the continuing post-closure monitoring of an old closed landfill.  SWM already carried a liability related to the obligation to continue this post-closure monitoring.  There were no other asset retirement obligations identified as defined in paragraph 2 of SFAS No. 143.

Note 2. Summary of Significant Accounting Policies - Accrued Expenses, page 63

2.                                     In the balance sheet or in a note thereto, please provide further detail of any “Other accrued expenses” items in excess of five percent of total current liabilities in accordance with Rule 5-02 (20) of Regulation S-X.

Response:  “Accrued expenses” on the consolidated balance sheet at December 31, 2007 totaled $111.3 million.  Certain major components of this total were disclosed separately in Note 2 under the caption “Accrued Expenses”, however many smaller accrued expenses for items totaling $43.7 million were not separately disclosed and were included on the line “Other accrued expenses” of that table.  The $43.7 million “Other accrued expenses” line was comprised of accrued expenses to a variety of suppliers and service providers, a variety of types of business taxes payable in multiple jurisdictions and other smaller miscellaneous accruals.  Among these broad individual types of accrued expenses there were no items in excess of five percent of total current liabilities (5% of $215.2 million = $10.8 million).

Controls and Procedures, page 95

3.                                     We note your statement, “A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” Please confirm that in future filings you will revise, to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification Disclosure in Exchange Act Reports, Item 308T of Regulation S-K, and SEC Release No. 338238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response:  We confirm that in future filings we will revise and state more clearly that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

Audit Committee Financial Expert, page 97

4.                                     We note your reference to Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act for the definition of “independent” and to Item 401(h) of Regulation S-K for the definition of “audit committee financial expert.” In future filings, please omit any reference to these items because they do not exist, and provide the correct citations for the noted definitions.

Response:  We confirm that in future filings we will omit reference to Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act for the definition of “independent” and omit reference to Item 401(h) of Regulation S-K for the definition of “audit committee financial expert.”  In future filings we will provide correct citations for these noted definitions by making reference to “the requirements of the New York Stock Exchange” for the definition of “independent” and to “Item 407(d)(5)(ii)” for the definition of “audit committee financial expert.”

Item 11. Executive Compensation, page 97

5.                                     We note your statement that your disclosure under “Comprehensive Compensation Discussion and Analysis” in your definitive proxy statement is not incorporated by reference from your definitive proxy statement. We also note that your disclosure under “Comprehensive Compensation Discussion and Analysis” appears to furnish the information required by Item 402(b) of Regulation S-K and that the Compensation Committee Report on page 25 of your definitive proxy statement states: “the Compensation Committee recommended to the Board of Directors that the Comprehensive Compensation Discussion & Analysis be included in the Company’s Proxy Statement and incorporated by reference in the Company’s Annual Report in its Form 10-K.” Please amend your filing so that it complies with Item 11 of Form 10-K.

Response:  We believe that the material quantitative information relevant to either a shareholder’s decision on how to vote shares or to an investor’s decision on whether or not to buy or sell the Company’s common stock was disclosed in the elements of the 2008 proxy statement that were incorporated by reference into the Form 10-K.  Our discussion of the Restricted Stock plan also incorporated most of the elements of our compensation philosophy that are contained in the Comprehensive Discussion and Analysis and therefore we believe that Item 11 of our 2007 Form 10-K filing complied in all material respects with the disclosure requirements of Item 402(b) of regulation S-K.  However, we recognize that the “Comprehensive Compensation Discussion and Analysis” disclosure in our proxy statement provides useful information for an investor to have a more clear and complete understanding of Executive Compensation.  Therefore, in future filings we will incorporate by reference in Item 11 of our Annual Report in Form 10-K, the “Executive Compensation” section of our proxy statement inclusive of the “Comprehensive Compensation Discussion and Analysis” disclosure.  We believe an amendment to our 2007 Form 10-K would not provide any significant value to investors at this point as all of this information is on file with the Commission.

Definitive Proxy Statement on Schedule 14A

Comprehensive Compensation Discussion & Analysis, page 10

Market Value Determination, page 10

6.                                     We note your reference to an “Executive Peer Group.” Because you appear to benchmark compensation, in future filings you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:  In response to this request, please note that the competitive analysis of executive compensation that the Compensation Committee considers is based on the use of Towers Perrin, Watson Wyatt and Mercer survey databases. Specific companies are not selected from those databases. Instead, our compensation consultant defines size parameters (based on revenues) for the appropriate market frame of reference and assesses market rates based on the data that emerges from the surveys.  Where specific companies are used to benchmark compensation, as for example in the case of director compensation, we identified the specific companies that made up the peer group.  See pages 23 and 24 of our 2008 Proxy Statement.

We believe that our disclosures and discussion found in the first and second paragraphs on page 10 and on pages 23 and 24 of the 2008 Proxy Statement explained the use of the foregoing data bases, the revenue screens and other adjustment mechanisms used to benchmark our executive compensation and the companies used to benchmark our director compensation and fully complied with the requirements of Item 402(b)(2)(xiv) of Regulation S-K.  However, in order to avoid any confusion that may have arisen with respect to our use of the term “executive peer group” we will add additional clarifying language in our subsequent proxy statements to the effect that benchmarking of executive compensation is by reference to data from compensation survey databases and not to specific companies.

Restricted Stock Plan-Performance Shares: Year 2007 of 2007-2008 Award Opportunity, page 18

Performance Objectives, page 19

7.                                     We note your footnote disclosure on page 22 regarding the confidential and competitively sensitive nature of information concerning certain of the performance targets. You have not provided full disclosure of the terms of the necessary performance targets to be achieved for your named executive officers to earn their incentive compensation. In future filings please disclose the specific performance targets used to determine incentive amounts, or within the time frame set forth below, provide us with a supplemental analysis explaining why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis should be based upon the 2008 proxy statement. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:  Each of the 13 performance objectives established under the Restricted Stock Plan – Performance Share award opportunity for 2007 is operationally focused and provides for an executive compensation opportunity that is well within the norm for comparably sized manufacturing enterprises as well as within the likely expectations of investors.  We do not believe that the omitted information is material to either a shareholder in deciding how to vote or to an investor in deciding whether to purchase or to sell the Company’s common stock.

Furthermore, the omitted information focuses on operational objectives at a granular level or identifies ongoing strategic business plans and initiatives that the Company considers confidential and competitively sensitive.  The public disclosure of this information would be detrimental to the Company’s interests and the interests of its shareholders.  A further description of the omitted information and our analysis of why it is confidential and competitively sensitive information that should not be publicly disclosed is being provided to the Commission as supplemental information in a separate letter.  Please anticipate receipt of such supplemental letter.

To the extent that it is appropriate to omit complete disclosure of the specific performance targets, we note that we disclosed the actual objective levels achieved by the Company’s executives in 2007 against each of the 13 performance objectives on pages 19-22 of our proxy statement in the column headed “2007 Performance Level Achieved (Target = 100%)”.  We believe that the disclosure of actual performance against the objectives meets or exceeds our obligation under S-K Item 402(b) to provide an assessment of the ease or difficulty of achieving any performance objective that has not been fully disclosed.

We are hopeful that this letter resolves the Staff’s concerns with regard to these comments.  If it does not, we would appreciate the opportunity to discuss the comments with you and your staff.  Please call me at (770) 569-4278 to arrange for a mutually convenient time to discuss the Company’s responses and any additional questions that the Commission may have.

Sincerely,

/s/ John W. Rumely, Jr.
John W. Rumely, Jr.
General Counsel

CC:  David Link, Division of Corporation Finance